Exhibit 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 5, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on May 5, 2023, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 12, 2023, at 2:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2, 5, 6, 7 and 8 described hereinafter each require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”). The vote for re-electing each of the directors as set forth in Proposal No. 2 shall be made separately.

Proposals No. 3 and 4 are subject to the fulfillment of the voting requirement above and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

Proposal 9 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 18 Hasivim Street, Petach Tikva 495376, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than April 25, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than April 30, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (1,934,709 shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-ELECT KOST FORER GABBAY & KASIERER, CERTIFIED PUBLIC ACCOUNTANTS, AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE THEIR COMPENSATION

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of EY Israel - Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global (“EY”), as the independent registered public accountants of the Company until the next annual general meeting, and authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of EY as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information of the fees paid by the Company and its subsidiaries to EY for each of the previous two fiscal years, please see “Item 16C - Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, to be filed with the SEC on March 31, 2023.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect EY as the Company’s independent registered public accountants, and to authorize the Board of Directors to determine their compensation, until the next annual general meeting of the Company’s shareholders.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-elect eight MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AND Approve THEIR COMPENSATION

Under the Companies Law and the Company’s Amended Articles of Association, the management of the Company’s business is vested in the Board of Directors. Our Board of Directors is currently comprised of eight directors – Jacob Harel (Chairman), Dikla Czaczkes Akselbrad, Yechezkel Barenholz, Nir Dror, Chaim Hurvitz, Itzhak Krinsky, Anat Tsour Segal and Robert B. Stein (each, a “Re-Elected Director”).

According to the resolution of the Company’s nomination committee from March 26, 2023, each of Mr. Harel, Prof. Barenholz, Mr. Dror, Mr. Hurvitz, Dr. Krinsky, Ms. Segal and Dr. Stein qualifies as an ‘independent director’ under the Nasdaq Stock Market rules.

It is proposed to re-elect Mr. Harel, Prof. Barenholz, Mr. Dror, Mr. Hurvitz, Dr. Krinsky, Ms. Segal, Dr. Stein and Ms. Czaczkes Akselbrad as members of the Board of Directors to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association (the “Articles”), unless otherwise provided in the Articles. Each director nominee has certified to us that they meet all requirements of the Companies Law for election as a director of a public company, they possess the necessary qualifications and have sufficient time, to fulfill their duties as directors of the Company, taking into account the size and needs of the Company.

In their capacity as members of the Company’s Board of Directors, each Re-Elected Director, other than Ms. Czaczkes Akselbrad and Mr. Harel, shall be entitled to the following fees: (i) an annual fee of NIS 37,000 (approximately $10,198) to directors located in Israel; $20,000 to the non-Israeli directors; and (ii) an attendance fee of NIS 2,480 (approximately $684) per meeting of the Board or a committee thereof (NIS 1,480 (approximately $408) for a Zoom/Teams/telephonic meeting or NIS1,240 (approximately $342) for written resolutions), which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules Concerning Compensation and Expenses of an External Director), 5760-2000.

In his capacity as Chairman and according to the approvals given by the shareholders as of April 13, 2021, Mr. Harel shall be entitled to a fix annual fee of $50,000 with no per-meeting payments, in accordance with the Company’s compensation policy.

In addition, according to the Company’s compensation policy, each Re-Elected Director, other than Ms. Czaczkes Akselbrad, will be granted options to purchase 9,375 Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the Meeting, which will vest over four quarters.

In addition, in their capacity as members of the Board of Directors, the Re-Elected Directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors, all of which are in accordance with the Articles and the Company’s compensation policy.

A brief biography of the background and experience of each Re-Elected Director is set forth below:

Mr. Jacob Harel has served as a director since November 2017 and the chairman of our board of directors since December 2017. Mr. Harel has more than 27 years of experience at Merck & Co. in leadership roles in sales, marketing and in his last position he was the head of the corporate business development group. Since 2014, Mr. Harel serves as the president of “The Harel Group”, a business development advisory firm that provides business development support to pharmaceutical and medical device companies. He holds a B.S. in economics from Haifa University and an M.B.A. from Tel Aviv University.

Ms. Dikla Czaczkes Akselbrad has served as our Chief Executive Officer since July 2022 and a director since August 2022. From December 2016 to July 2022, Ms. Czaczkes Akselbrad served as our Executive Vice President and Chief Financial Officer. Prior to that time, Ms. Czaczkes Akselbrad served as our Chief Strategy Officer from July 2014 to December 2016. Ms. Czaczkes Akselbrad has over 20 years of experience in capital markets, finance and business development. Ms. Czaczkes Akselbrad served as a chief financial officer of Compugen Ltd. (Nasdaq: CGEN) from February 2008 to May 2014. She holds a B.A. in accounting and economics and an M.B.A. in finance, both from Tel Aviv University, and is a certified public accountant in Israel.

Prof. Yechezkel Barenholz, Ph.D. has served as a director since April 2008. Prof. Barenholz currently serves as head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry of the Hadassah Medical School at the Hebrew University of Jerusalem, a position he has held since 1975. He has served as Chief Executive Officer and Chief Scientific Officer of Ayana Pharma Ltd. since 2018 and 2014, respectively. He has served as a director of Aulos Bioscience Inc. since 2019. He is the co-inventor and co-developer of Doxil, the first nano-delivery system approved by the U.S. Food and Drug Administration (“FDA”). He led the development of generic Doxil at Ayana Pharma Ltd. that was approved by the FDA on October 2021 and now sold in the U.S. and Israel.  Prof. Barenholz has been awarded many national and international prizes including the prestigious Israel Prime Minister 2020 EMET prize in Nanotechnology. He holds a B.S., M.S. and Ph.D. in biochemistry from the Hebrew University of Jerusalem.

Mr. Nir Dror has served as a director since May 2020. Mr. Dror currently serves as the Chief Financial Officer of Aurum Ventures M.K.I. Ltd., a position he has held since 2013. He holds a B.A. and L.L.M. from Tel Aviv University and an M.B.A. from the University of Michigan.

Mr. Chaim Hurvitz has served as a director since February 2016. Mr. Hurvitz currently serves as Chief Executive Officer of CH Health, a private venture capital firm, a position he has held since May 2011. He served as chairman of Galmed Pharmaceuticals Ltd. from 2011 to December 2018 and a director of UroGen Pharma Ltd. from May 2013 to December 2017. He holds a B.A. in political science and economics from Tel Aviv University.

Dr. Itzhak Krinsky, Ph.D. has served as a director since January 2019. He currently serves as a director and member of the audit committee of Globrands Ltd., Noramco Inc. and Woodstock Sterile Solutions, positions he has held since July 2018, September 2018 and April 2021, respectively. Dr. Krinsky previously worked at Teva Pharmaceuticals Industries Ltd. as the Chairman of Teva Japan, Chairman of Teva South Korea and Head of Business Development, Asia Pacific from October 2012 to April 2016. He served as a director of Kamada Ltd. from November 2017 to November 2019 and as a member of the nominating and corporate governance committee of Advanz Pharma Corp. (formerly known as Concordia Healthcare Corp) from May 2017 to September 2018. He holds a B.A. and M.A. in economics from Tel Aviv University and a Ph.D. in economics from McMaster University.

Ms. Anat Tsour Segal has served as a director since April 2008. From April 2003 to February 2016, she served as the founder, Chief Executive Officer and a director of Xenia Venture Capital, a technological incubator and investment firm. Xenia Venture Capital, our first seed investor, also seeded over 25 companies in the areas of pharma, medical devices and technology. From 2018 to 2021, Ms. Tsour Segal served as Chief Executive Officer of Capital Nature, a technological incubator and investment firm specializing in areas of sustainability and renewable energy. She holds a B.A. in economics and management, an M.B.A. in finance and an LL.B. from Tel Aviv University and she is a lecturer at the Adelson School of Entrepreneurship at Reichman University.

Dr. Robert B. Stein, M.D., Ph.D., has served as a director since June 2020. Dr. Stein currently serves as an Operating Partner at Samsara BioCapital, a position he has held since January 2018, and he is the Principal Consultant at RBS Biotech Consulting, LLC, which he founded in August 2008. He previously served as the Chief Scientific Officer and Head of Research and Development of Agenus Inc. from January 2014 to January 2016 and as the President of Research and Development from January 2016 to April 2017. He has served on the boards of directors of Protagenic Therapeutics, Inc. since February 2016 and Taro Pharmaceutical Industries Ltd. since February 2020. He holds a B.S. in biology and chemistry from Indiana University and an M.D. and a Ph.D. in physiology and pharmacology from Duke University.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to re-elect Mr. Jacob Harel as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

2.	“RESOLVED, to re-elect Ms. Dikla Czaczkes Akselbrad as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to re-elect Prof. Yechezkel Barenholz as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

4.	“RESOLVED, to re-elect Mr. Nir Dror as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

5.	“RESOLVED, to re-elect Mr. Chaim Hurvitz as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

6.	“RESOLVED, to re-elect Dr. Itzhak Krinsky as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

7.	“RESOLVED, to re-elect Ms. Anat Tsour Segal as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve her compensation.”

8.	“RESOLVED, to re-elect Dr. Robert B. Stein as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders and approve his compensation.”

The approval of each of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR each of the above proposals.

PROPOSAL 3

TO APPROVE AN OPTION GRANT FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER, MS. DIKLA CZACZKES AKSELBRAD

Background

Ms. Dikla Czaczkes Akselbrad has served as the Company’s Chief Executive Officer since July 2022 and a director since August 2022.

On November 27, 2022 and December 15, 2022, the compensation committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve a grant of options to Ms. Czaczkes Akselbrad as part of an annual grant of options to all of the Company’s employees. Up to this date, the Company did not approve the option grant in the shareholders general meeting, and therefore the options were not granted to Ms. Czaczkes Akselbrad until now (the “Option Grant”).

Under the Option Grant, Ms. Czaczkes Akselbrad will be granted with an amount of options to purchase up to 85,000 Ordinary Shares (the “Options”) in the following terms:

●	Term and Vesting Schedule- the Options shall vest and become exercisable during a 4-year period as of August 8, 2022 (the “Vesting Commencement Date”) pursuant to the following schedule: (a) Twenty-five percent (25%) of the shares covered by the Options, on the first anniversary of the Vesting Commencement Date; and (b) six-point twenty five percent (6.25%) of the shares covered by the Options at the end of each subsequent quarter.

●	Other terms- the Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Company’s 2012 Share Option Plan for c-level officers.

●	Exercise Price- the Options shall be exercised at an exercise price of $0.769 per Ordinary Share, which equals the average closing price of the shares in the 30 trading days prior to December 15, 2022.

The issuance of Options is in accordance with the compensation policy.

The Options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

When considering the Option Grant, our Compensation Committee and Board of Directors considered numerous factors, including creation of appropriate incentive for Ms. Czaczkes Akselbrad which reflects a fair and reasonable value for her responsibilities and Ms. Czaczkes Akselbrad contribution to the Company’s operations.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the Option Grant for Ms. Czaczkes Akselbrad is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an Option Grant for Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE REPRICING OF OPTIONS FOR THE COMPANY’S CHIEF EXECUTIVE OFFICER, MS. DIKLA CZACZKES AKSELBRAD.

On November 27, 2022 and December 15, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve, repricing of the exercise price of Ms. Czaczkes Akselbrad’s existing options with exercise price of $4.50 or more, to an exercise price of $ 0.769, which is the 30-trading day average closing price of the Company’s shares on Nasdaq prior to December 15, 2022, all as part of repricing of the exercise price of existing options of Company’s employees and directors, reflecting the Company’s retention plan for its employees and directors.

The repricing of the exercise price of existing options for Ms. Czaczkes Akselbrad is in accordance with the Compensation Policy and was subject to the approval of an Israeli tax ruling, which was received on January 15, 2023, that renews the existing options’ limitations period determined under Section 102 of the Israeli Income Tax Ordinance, 1961. Other than the exercise price, all other terms of the existing options granted to Ms. Czaczkes Akselbrad will not change.

Ms. Czaczkes Akselbrad has 262,691 existing options which are subject to the proposed repricing mechanism out of which more than 50% are unvested. The average of such existing options’ exercise prices is $6.87.

When considering the repricing for Ms. Czaczkes Akselbrad’s existing options, our Compensation Committee and Board of Directors considered numerous factors, including the changes in market conditions which caused the grants of existing options to be not effective for long-term incentivizing of Ms. Czaczkes Akselbrad. The new exercise price is fair and reasonable and is calculated in accordance with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the repricing for Ms. Czaczkes Akselbrad’s existing options is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve repricing of existing options for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 5

TO APPROVE REPRICING OF OPTIONS FOR THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

On November 27, 2022 and December 15, 2022, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to approve, repricing of the exercise price of the existing options of the members of our Board of Directors with an exercise price of $4.50 or more, to an exercise price of $ 0.769, which is the 30-trading day average closing price of the Company’s shares on Nasdaq prior to December 15, 2022, all as part of repricing of the exercise price of existing options of Company’s employees and directors, reflecting the Company’s retention plan for its employees and directors.

The repricing of the exercise price of existing options for the members of our Board of Directors is in accordance with the Compensation Policy and was subject to the approval of an Israeli tax ruling, which was received on January 15, 2023 that renews the existing options’ limitations period determined under Section 102 of the Israeli Income Tax Ordinance, 1961. Other than the exercise price, all other terms of the existing options granted to the members of our Board of Directors will not change.

The members of our Board of Directors have a total of 259,816 existing options which are subject to the proposed repricing mechanism. The average of such existing options’ exercise prices is $7.43.

When considering the repricing of existing options for the members of our Board of Directors, our Compensation Committee and Board of Directors considered numerous factors, including the changes in market conditions which caused the grants of existing options to be not effective for long-term incentivizing of the members of our Board of Directors. The new exercise price is fair and reasonable and is calculated in accordance with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors also considered, among other things, the Company’s size and the nature of its operations, and reviewed various data and information they deemed relevant, including comparative data regarding peer companies.

Accordingly, the Compensation Committee and Board of Directors determined that the repricing of existing options for the members of our Board of Directors is in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve repricing of existing options for the members of the Board of Directors of the Company, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 6

TO APPROVE AN EXTENSION OF THE COMPANY’S U.S. SUBPLAN UNDER COMPANY’S AMENDED AND RESTATED 2012 SHARE OPTION PLAN, FOR U.S. TAX PURPOSES

Generally, the Company is not required by the Israeli Companies Law, or otherwise under applicable Israeli law, to approve the adoption, extension or amendment of plans for the equity compensation of its employees, directors and other parties. However, in order for the Company to issue options that qualify as incentive stock options (“ISO”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve the equity plan that allows for such issuance.

At the Meeting, shareholders will be asked to approve the extension of Company’s U.S. Subplan under the Company’s Amended and Restated 2012 Share Option Plan (the “Plan”), for U.S. tax purposes, as amended, until August 29, 2032, to allow us to continue to issue ISOs, if so determined. Without such extension, the existing U.S. Subplan would have expired on August 29, 2022.

The Plan permits the issuance of options, which are rights to be issued with a stated number of shares upon completion of a specified vesting term and payment of the exercise price of such shares.

The Plan, including the U.S. Subplan which allows for the issuance of ISOs, is attached as Annex A hereto. Besides the extension until August 29, 2032, all other terms of the U.S. Subplan will not change.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the extension of Company’s U.S. Subplan under the Plan, for U.S. tax purposes, as set forth in Annex A to the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 7

TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO AMEND AND RESTATE THE COMPANY’S ARTICLES OF ASSOCIATION TO REFLECT THE SAME

As of the date hereof, the Company has NIS 47,800,000 authorized Ordinary Shares, no par value each.

On March 29, 2023, the Board of Directors approved an increase to the Company’s authorized share capital by 60,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”). Accordingly, after giving effect to the Increase of Authorized Share Capital, the authorized share capital of the Company will be 107,800,000 Ordinary Shares, no par value each.

An amendment to the Company’s articles of association that reflects the Increase of Authorized Share Capital, is attached hereto as Annex B.

The Board of Directors believes that the Increase of Authorized Share Capital is advisable, and in the Company shareholders’ best interests in order to give the Company greater flexibility in considering and planning for future potential business needs, including in order to have sufficient shares to reserve under our existing equity incentive plan and in order to be able to issue ordinary shares pursuant to the exercise of pre-funded warrants as part of the Company’s securities purchase agreement dated March 29, 2023. In addition, the Company may raise capital in the future to support Company’s ongoing activities and clinical program.

It is now proposed to increase the Company’s authorized share capital from 47,800,000 ordinary shares of no nominal value each to 107,800,000 Ordinary Shares of no nominal value each, by amending Section 5.(a) of the Articles to reflect such increase, as marked on the attached Annex B.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to increase the Company’s authorized share capital by 60,000,000 ordinary shares of no nominal value each, to 107,800,000 ordinary shares of no nominal value each, and to amend and restate the Company’s Articles of Association to reflect the same, as set forth in Annex B to this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 8

TO APPROVE AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY TO INCLUDE AN ‘EXCLUSIVE FORUM’ SECTION

On March 29, 2023, the Board of Directors approved an amendment to the Articles of Association of the Company, to include an Exclusive Forum section, as follows:

“Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the United States Securities Exchange Act of 1934, as amended.”

An amendment to the Company’s Articles of Association that reflects the ‘Exclusive Forum’ section, is attached hereto as Annex C (the “Exclusive Forum”).

The Board of Directors believes that the Exclusive Forum is advisable due to the fact it will lead to determine conflicts in an appropriate forum and will prevent major expenses due to claims filed in different jurisdictions in the U.S. In addition, the exclusive forum section is common for foreign private issuers which are public in the U.S. The Board of Directors also believes the exclusive forum may decrease the cost of directors and officers liability insurance.

It is now proposed to add this section to the Articles of Association of the Company, as marked on the attached Annex C.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an amendment to the Articles of Association of the Company to include an ‘Exclusive Forum’ section, as set forth in Annex C to this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements and Annual Report on Form 20-F for the year ended December 31, 2022, to the Company’s shareholders. The financial statements and Annual Report on Form 20-F for the year ended December 31, 2022, were filed with the SEC on March 31, 2023, and are available on the SEC’s website on:

https://www.sec.gov/Archives/edgar/data/1611842/000121390023025399/f20f2022_polypidltd.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2022.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

American Stock Transfer and Trust Company, LLC.

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 31, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 31, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors

Annex A

POLYPID LTD.

AMENDED AND RESTATED 2012 SHARE OPTION PLAN

1.	Definitions

As used herein capitalized terms shall have the meanings set forth in Annex A hereto, unless the context clearly indicates to the contrary.

2.	The Plan

2.1	Purpose

The purpose and intent of the Plan is to advance the interests of the Company by affording to selected employees, officers, directors, consultants and other services providers of the Company or Affiliated Companies an opportunity to acquire a proprietary interest in the Company or to increase their proprietary interest therein, as applicable, by the grant in their favor, of Options, thus providing such Grantee an additional incentive to become, and to remain, employed or engaged by the Company or Affiliated Company, as the case may be, and encouraging such Grantee’s sense of proprietorship and stimulating his or her active interest in the success of the Company and the Affiliated Company by which such Grantee is employed or engaged.

2.2	Effective Date and Term

The Plan shall become effective as of the day it was adopted by the Board, and shall continue in effect until the earlier of (a) its termination by the Board; or (b) the date on which all of the Options available for issuance under the Plan have been granted and exercised; or (c) the lapse of ten (10) years from the date the Plan is adopted by the Board.

3.	Administration

3.1	This Plan and any Sub-Plans shall be administered by the Board. The Board may appoint a committee which, subject to any applicable limitations imposed by the Companies Law, and/or by any other applicable Law, shall have all of the powers of the Board granted herein (in which event of such limitations, such committee may make recommendations to the Board). Subject to the above, the term “Board” whenever used herein, shall mean the Board or such appointed committee, as applicable.

3.2	Unless specifically required otherwise under applicable Mandatory Law, the Board shall have sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, to administer the Plan and any Sub-Plans and all actions related thereto, including without limitation the performance, at any time and from time to time, of any and all of the following:

3.2.1	the designation of Grantees;

3.2.2	the determination of the terms of each grant of Options (which need not be identical), including without limitation the number of Options to be granted in favor of each Grantee and the vesting schedule and the Exercise Price thereof and the documents to be executed by the Grantee;

3.2.3	the determination of the applicable tax regimes to which the Options will be subject;

3.2.4	the determination of the terms and form of the Option Agreements (which need not be identical), whether a general form or a specific form with respect to a certain Grantee;

3.2.5	the modification or amendment of the Exercise Period, vesting schedules (including by way of accelaration) and/or of the Exercise Price of Options, including without limitation the reduction thereof, either prior to or following their grant; the repricing of Options or any other action which is or may be treated as repricing under generally accepted accounting principles; the grant to the holder of an outstanding Option, in exchange for such Option, of a new Option having a purchase price equal to, lower than or higher than the Exercise Price provided in the Option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe;

3.2.6	any other action and/or determination deemed by the Board to be required or advisable for the administration of the Plan and/or any Sub-Plan or Option Agreement;

3.2.7	the determination of the Fair Market Value of the Shares, and the mechanism of such determination;

3.2.8	the interpretation of the Plan, any Sub-Plans, and the Option Agreements;

3.2.9	the adoption of Sub-Plans, including without limitation the determination, if the Board sees fit to so determine, that to the extent any terms of such Sub-Plan are inconsistent with the terms of this Plan, the terms of such Sub-Plan shall prevail; and

3.2.10	the extension of the period of the Plan or any Sub-Plans.

3.3	The Board may, without shareholder approval, amend, modify (including by adding new terms and rules), and/or cancel or terminate this Plan, any Sub-Plans, and any Options granted under this Plan or any Sub-Plans, any of their terms, and/or any rules, guidelines or policies relating thereto. Notwithstanding the foregoing (a) material amendments to the Plan or any Sub-Plans (but not the exercise of discretion under the Plan or any Sub-Plans) shall be subject to shareholder approval to the extent so required by applicable Mandatory Law; and (b) no termination or amendment of the Plan or any Sub-Plan shall affect any then outstanding Options nor the Board’s ability to exercise its powers with respect to such outstanding Options granted prior to the date of such termination, unless expressly provided by the Board.

3.4	Unless otherwise determined by the Board, any amendment or modification of this Plan and/or any applicable Sub-Plan and/or Option Agreement shall apply to the relationship between the Grantee and the Company; and such amendment or modification shall be deemed to have been included, ab initio, in the Plan and any such applicable Sub-Plan and/or Option Agreement, and shall have full force and effect with respect to the relationship between the Company and the Grantee.

4.	Eligibility

The persons eligible for participation in the Plan as Grantees include employees, officers, directors, consultants, and other service providers of the Company or any Affiliated Company (including persons who are responsible for or contribute to the management, growth or profitability of, or who provide substantial services to, the Company or any Affiliated Company). The Board, in its sole discretion shall select from time to time the individuals, from among the persons eligible to participate in the Plan, who shall receive Options. In determining the persons in favor of whom Options are to be granted, the number of Options to be granted thereto and the terms of such grants, the Board may take into account the nature of the services rendered by such person, his/her present and future potential contribution to the Company or to the Affiliated Company by which he/she is employed or engaged, and such other factors as the Board in its discretion shall deem relevant.

5.	Option Pool

The total number of Options to be granted pursuant to this Plan shall be Four Million Six Hundred Seventy-Two Thousand and Ninety-Four (4,672,094) and the Company has reserved Four Million Six Hundred Seventy-Two Thousand and Ninety-Four (4,672,094) authorized but unissued Shares for the purpose of the Plan, subject to adjustment as set forth in Section 12 below, and as shall be amended by the Board from time to time.

The Company shall at all times until the expiration or termination of this Plan keep reserved a sufficient number of Shares to meet the requirements of this Plan. Any of such Shares, which, as of the expiration or termination of this Plan, remain unissued and not subject to outstanding Options, shall at such time cease to be reserved for the purposes of this Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, such Option may be returned to said pool of Options and may again be granted under this Plan.

6.	Grant of Options

6.1	The Options shall be granted for no consideration.

6.2	Each Option granted pursuant to the Plan shall be evidenced by an Option Agreement.

6.3	Each Grantee shall be required to execute, in addition to the Option Agreement, any and all other documents required by the Company or any Affiliated Company, whether before or after the grant of the Options (including without limitation any customary documents and undertakings towards a trustee, if any, and/or the tax authorities). Notwithstanding anything to the contrary in this Plan or in any Sub-Plan, no Option shall be deemed granted unless all documents required by the Company or any Affiliated Company to be signed by the Grantee prior to or upon the grant of such Option, shall have been duly signed and delivered to the Company or such Affiliated Company.

7.	Terms of Options

Option agreements between the Company and a Grantee will be in such form approved by the Board, which may be a general form or a specific form with respect to a certain Grantee.

Unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable Option Agreement, such Option Agreement shall set forth, by appropriate language, the number of Options granted thereunder and the substance of all of the following provisions:

7.1	Exercise Price: The Exercise Price for each Grantee shall be as determined by the Board and specified in the applicable Option Agreement. Without derogating from and in addition to the provisions of Section 18 of the Plan, the Exercise Price shall be denominated in the currency of the primary economic environment of, at the Company’s discretion, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid).

7.2	Vesting: Unless otherwise determined by the Board with respect to any specific Grantee and/or to any specific grant (which determination shall not require shareholder approval unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable Option Agreement, the Options shall vest (become exercisable) according to the following 3 year vesting schedule:

Period of Grantee’s Continuous Service from the Start Date:	Portion of Total Number of Options that becomes Vested and Exercisable
Upon the completion of a full twelve (12) months of continuous Service	33%
Upon the lapse of each full additional three month(s) of the Grantee’s continuous Service thereafter, until all the Options are vested (i.e. 100% of the grant will be vested after 4 years)	8.375%

For the purposes hereof, the “Start Date” shall mean the Date of Grant, unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with the provisions of the Companies Law), and provided accordingly in the applicable Option Agreement.

For the purposes hereof, the term “Service” means a Grantee’s employment or engagement by the Company or an Affiliated Company. Service shall be deemed terminated upon the effective date of the termination of the employment/engagement relationship. A Grantee’s Service shall not be deemed terminated or interrupted solely as a result of a change in the capacity in which the Grantee renders Service to the Company or an Affiliated Company (i.e., as an employee, officer, director, consultant, etc.); nor shall it be deemed terminated or interrupted due solely to a change in the identity of the specific entity (out of the Company and its Affiliated Companies) to which the Grantee renders such Service, provided that there is no actual interruption or termination of the continuous provision by the Grantee of such Service to any of the Company and its Affiliated Companies. Furthermore, a Grantee’s Service with the Company or Affiliated Company shall not be deemed terminated or interrupted as a result of any military leave, sick leave, or other bona fide leave of absence taken by the Grantee and approved by the Company or such Affiliated Company by which the Grantee is employed or engaged, as applicable; provided, however, that if any such leave exceeds ninety (90) days, then on the ninety-first (91st) day of such leave the Grantee’s Service shall be deemed to have terminated unless the Grantee’s right to return to Service with the Company or such Affiliated Company is secured by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or Affiliated Company, as the case may be, or required by law, time spent in a leave of absence shall not be treated as time spent providing Service for the purposes of calculating accrued vesting rights under the vesting schedule of the Options. Without derogating from the aforesaid, the Service of a Grantee to an Affiliated Company shall also be deemed terminated in the event that such Affiliated Company for which the Grantee performs Service ceases to fall within the definition of an “Affiliated Company” under this Plan, effective as of the date said Affiliated Company ceases to be such. In all other cases in which any doubt may arise regarding the termination of a Grantee’s Service or the effective date of such termination, or the implications of absence from Service on vesting, the Corporation, in its discretion, shall determine whether the Grantee’s Service has terminated and the effective date of such termination and the implications, if any, on vesting.

The Board shall be entitled, but not obliged, at its sole discretion, to accelerate, in whole or in part, the vesting schedule of any Option, including, without limitation, in connection with a Merger Transaction and/or an IPO.

7.3	Expiration Date: Unless expired earlier pursuant to either Section 7.4 or Section 9 below, unexercised Options shall expire and terminate and become null and void upon the lapse of ten (10) years from the Date of Grant (the “Expiration Date”).

7.4	Exercise Period:

7.4.1	Each Option shall be exercisable from the date upon which it becomes vested until the Expiration Date of such Option (the “Exercise Period”).

7.4.2	Notwithstanding anything to the contrary contained in this Plan, in the event of a merger of the Company with or into another corporation, or the sale of all or substantially all the assets or the shares of the Company (such merger or sale: a “Merger Transaction”), the surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary (the “Successor Entity”) may either assume the Company’s rights and obligations under outstanding Options or substitute the outstanding Options, as follows:

(a)	For purposes of this Section 7.4.2, the outstanding Options shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Merger Transaction, the outstanding Options confer the right to receive, for each share underlying any outstanding Option immediately prior to the consummation of the Merger Transaction, the same consideration (whether shares, cash or other securities or property) to which an existing holder of a Share on the effective date of consummation of the Merger Transaction was entitled; provided, however, that if the consideration to which such existing holder is entitled comprises consideration other than or in addition to securities of the Successor Entity, then the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Grantees for their outstanding Options will comprise solely securities of the Successor Entity equal in their market value to the per share consideration received by the holders of Shares in the Merger Transaction.

(b)	In the event that the Successor Entity neither assumes nor substitutes all of the outstanding Options of a Grantee, then such Grantee shall have a period of 15 days (or if so decided by the Board, such longer period as the Board may determine in its sole discretion) from the date designated by the Company in a written notice given to the Grantee (such date to be no earlier than the date upon which said notice is delivered to the Grantee) to exercise his or her Vested Options.

(c)	All Options, whether vested or not, which are neither assumed or substituted by the Successor Entity, nor exercised by the end of the said 15-day period, shall expire effective as of the date of the consummation of the Merger Transaction, whereupon they shall become null and void and shall no longer entitle the Grantee to any right in or towards the Company or the Successor Entity.

7.5	Exercise Notice and Payment:

Vested Options may be exercised at one time or from time to time during the Exercise Period, by giving a written notice of exercise (the “Exercise Notice”) to the Company, at their principal offices, in accordance with the following terms, or such other procedures as shall be determined from time to time by the Board and notified in writing to the Grantees:

(a)	The Exercise Notice must be signed by the Grantee and must be delivered to the Company, prior to the termination of the Options, by certified or registered mail - return receipt requested, with a copy delivered to the Chief Financial Officer (or such other authorized representative) of the Affiliated Company with which the Grantee is employed or engaged, if applicable.

(b)	The Exercise Notice will specify the number of Vested Options being exercised.

(c)	The Exercise Notice will be accompanied by payment in full of the Exercise Price for the exercised Options and by such other representations and agreements as required by the Company with respect to the Grantee’s investment intent regarding the Exercised Shares. Payment will be made by personal check or cashier’s check payable to the order of the Company, or at the discretion of the Board, payment of such other lawful consideration as the Board may determine (such as, by way of example, cashless exercise), provided however, that in case of payment by check, the Options shall not be deemed exercised, and the Company shall not issue the Exercised Shares in respect thereof, until the check shall have been fully and irrevocably honored by the bank on which it was drawn.

7.6	Conditions of Issuance

No Options shall be deemed exercised nor shall any Share be issued thereunder, until the Company has been provided with confirmation by the applicable tax authorities or is otherwise under a tax arrangement, which either: (a)waives or defers the tax withholding obligation with respect to such exercise and issuance; or (b) confirms receipt of the payment of all the tax due with respect to such exercise; or (c) confirms the conclusion of another arrangement with the Grantee regarding the tax amounts, if any, that are to be withheld by the Company or any Affiliated Company under Law with respect to such exercise, and which arrangement is satisfactory to the Company. If such confirmations/exemptions/arrangements are not available under the tax subjections of the Grantee, the Company shall be entitled to require as a condition of issuance that the Grantee remit an amount sufficient to satisfy all federal, state and other governmental withholding tax requirements related thereto. A determination of the Company’s counsel that a withholding tax is required in connection with the exercise of Options shall be conclusive for the purposes of this requirement condition.

Furthermore, notwithstanding any other provision of this Plan, the Company shall have no obligation to issue or deliver Shares under the Plan unless the exercise of the Option and the issuance and delivery of the underlying Shares comply with, and do not result in a breach of, all applicable Laws, to the satisfaction of the Company in its sole discretion, and have received, if deemed desirable by the Company, the approval of legal counsel for the Company with respect to such compliance. The Company may further require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with applicable Laws.

As a condition to the exercise of an Option, the Company may require, among other things, that: (a) the Grantee represent and warrant at the time of any exercise that the underlying Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, and make such other representations, warranties and covenants as may be reasonably required to comply with applicable laws; (b) a legend be stamped on the certificates representing such underlying Shares indicating that they may not be pledged, sold or otherwise transferred unless an opinion of legal counsel (acceptable by the Company’s counsel) stating that such transfer is not in violation of any applicable Law, is provided; and (c) the Grantee execute and deliver to the Company such an agreement as may be in use by the Company setting forth certain terms and conditions applicable to the Shares.

8.	Transferability

8.1	The Options are not publicly traded.

8.2	Other than by will or laws of descent, neither the Options nor any of the rights in connection therewith shall be assignable, transferable, made subject to attachment, lien or encumbrance of any kind, and the Grantee shall not grant with respect thereto any power of attorney or transfer deed, whether valid immediately or in the future.

8.3	Following the exercise of Vested Options, the Exercised Shares shall be transferable; provided, however, that Exercised Shares may be subject to applicable securities regulations, a right of first refusal, one or more repurchase options, market stand-off provisions, lock up periods and such other conditions and restrictions as may be included in the Company’s Articles, the Plan, any applicable Sub-Plan, the applicable Option Agreement, and/or any conditions and restrictions included in the Company’s Securities Law Compliance Manual/Insider Trade Policy, or similar document, if any, all as determined by the Board in its discretion, provided however, that if the Options are subject to a right of first refusal or a repurchase option, then for as long as the Company is not publicly traded, a Grantee shall not transfer any Exercised Shares, prior to the lapse of six (6) months and one day from the date on which s/he exercised the Options. The Company shall have the right to assign at any time any repurchase or right of first refusal right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, the Grantee shall execute any agreement or document evidencing such transfer restrictions prior to the receipt of Exercised Shares hereunder, and shall promptly present to the Company any and all certificates representing Exercised Shares for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

The Grantee may transfer or sell only Exercised Shares, or any part thereof, to any third party, provided that all of the following conditions have been met prior to such transfer: (a) the transfer is made in accordance with and subject to the provisions of the Company’s Articles (including, without limitation, any rights of first refusal provided therein, if any); and (b) the transferee confirmed in writing its acceptance of the terms and conditions of the Plan, any applicable Sub-Plan and the applicable Option Agreement with respect to the Exercised Shares being transferred, instead of the Grantee, to the satisfaction of the Board (including the execution of the proxy referred to in Section 10.2 below); and (c) actual payment of all taxes required to be paid upon such sale and transfer of the Exercised Shares has been made to the tax assessor, and the trustee (if applicable) received confirmation from the tax assessor that all taxes required to be paid upon such sale and transfer have been paid.

Any transfer that is not made in accordance with the Plan, any applicable Sub-Plan or the applicable Option Agreement shall be null and void.

8.4	No transfer of an Exercised Share or Option by the Grantee by will or by the laws of descent shall be effective against the Company, unless and until: (a) the Company shall have been furnished with written notice thereof, accompanied by an authenticated copy of probate of a will together with the will or inheritance order and/or such other evidence as the Board may deem necessary to establish the validity of the transfer; and (b) the contemplated transferee(s) shall have confirmed to the Company in writing its acceptance of the terms and conditions of the Plan, any applicable Sub-Plan and Option Agreement, with respect to the Exercised Share or Options being transferred, to the satisfaction of the Board.

8.5	In the event that prior to an IPO, holders holding in the aggregate no less than a controlling interest in the Company (“Selling Shareholders”) elect to sell all or substantially all of their shares in the Company either to a third party or to one shareholder of the Company, then, if so requested by the purchaser, the Grantee shall be obligated to join the sale and sell all of his/her Shares in the Company (and if requested, also his/her unexpired Vested Options), all under the same terms under which the Selling Shareholders have agreed to sell their shares (provided that with respect to Vested Options, the Exercise Price shall be deducted from the purchase price paid for the shares in such transaction) and in accordance with the provisions of the Articles of the Company.

9.	Termination of Options and Repurchase of Exercised Shares

9.1	Notwithstanding anything to the contrary, any Option granted in favor of any Grantee but not exercised by such Grantee within the Exercise Period and in strict accordance with the terms of the Plan, any applicable Sub-Plan and the applicable Option Agreement, shall, upon the lapse of the Exercise Period, immediately expire and terminate and become null and void.

9.2	Upon the termination of a Grantee’s Service, for any reason whatsoever, any Options granted in favor of such Grantee, which are not Vested Options, shall immediately expire and terminate and become null and void.

9.3	Additionally, in the event of the termination of a Grantee’s Service for Cause (a) all of such Grantee’s Vested Options shall also, upon such termination for Cause, immediately expire and terminate and become null and void; and (b) any and all of such Grantee’s Exercise Shares shall be subject to the Company’s “Repurchase Right”, as described below.

For the purposes hereof the term “Cause” shall mean (a) the conviction of the Grantee for any felony involving moral turpitude or affecting the Company or any Affiliated Company; (b) the embezzlement of funds of the Company or any Affiliated Company; (c) any breach of the Grantee’s fiduciary duties or duties of care towards the Company or any Affiliated Company (including without limitation any disclosure of confidential information of the Company or any Affiliated Company or any breach of a non-competition undertaking); (d) any conduct in bad faith reasonably determined by the Board to be materially detrimental to the Company or, with respect to any Affiliated Company, reasonably determined by the Board of Directors of such Affiliated Company to be materially detrimental to either the Company or such Affiliated Company; or (e) any other event classified under any applicable agreement between the Grantee and the Company or the Affiliated Company, as applicable, as a “cause” for termination or by other language of similar substance.

The Company’s “Repurchase Right” shall be as follows: If any Grantee’s Service is terminated by the Company for Cause, then, within 180 days after such termination, the Company shall have the right, but not the obligation, to repurchase from the Grantee, or his or her legal representative, as the case may be, all or part of the Shares s/he exercised pursuant to the Options, if any. The Repurchase Right shall be exercised by the Company by giving the Grantee, or his/her legal representative written notice, within said 180 days, of its intention to exercise the Repurchase Right, indicating the number of such Exercised Shares to be repurchased and the date on which the repurchase is to be effected, and shall pay the Grantee for each such Exercised Share being repurchased, an amount equal to the price originally paid by the Grantee for such Exercised Shares, subject to adjustments as provided in Section 12 below. The certificate(s) representing such Exercised Shares to be repurchased shall, prior to the close of business on the date specified for the repurchase, be delivered to the Company together with a duly endorsed stock assignment certificate. Payment shall be made in cash, cash equivalents, or in any other way of payment allowed under any applicable Law, and authorized by the Board. Concurrently with the exercise of the Repurchase Right, if exercised, the Grantee (or the holder of the Exercised Shares so repurchased) shall no longer have any rights as a holder of such repurchased Exercised Shares. Such repurchased Exercised Shares shall be deemed to have been repurchased, whether or not the certificate(s) therefor have been delivered. If the Grantee fails to deliver such stock certificate(s), the Company shall be entitled to take such action as may be necessary to remove the requisite number of Shares registered in the name of the Grantee from the books and records of the Company. The Repurchase Right shall be in addition to any and all other rights and remedies available to the Company.

In the event that the Company shall be prohibited, on account of any applicable Mandatory Law, from repurchasing Exercised Shares, the Company may assign the Repurchase Right to it wholly owned subsidiary, or if the same is not possible on account of any applicable Law, to all of the stockholders of the Company at the time of the exercise of said right (excluding other shareholders pursuant to the exercise of Options), on a pro-rata, as converted basis, all under the same terms and conditions set forth in this Plan, in which event the Company portion shall inform the Grantee of the identity of the particular assignee in the Company’s Notice, and the provisions of this Section regarding the Company shall apply to such assignee(s), mutatis mutandis.

In the event that at the time the Company wishes to exercise its Repurchase Right, the Grantee does not own a sufficient number of Exercised Shares to satisfy the Company’s Repurchase Right, in addition to performing any obligations necessary to satisfy the Company’s Repurchase Right, the Company may require the Grantee to deliver to the Company, for each Exercised Share that is the subject of the Repurchase Right and is not available for repurchase as it has been sold or transferred, an aggregate cash amount, equal to the difference between the fair market value of each such missing Share and the price originally paid by the Grantee to the Company for each such Exercised Share, as adjusted.

9.4	Unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law), following termination of Grantee’s Service other than for Cause, the Expiration Date of such Grantee’s Vested Options shall be deemed the earlier of: (a) the Expiration Date of such Vested Options as was in effect immediately prior to such termination; or (b) 3 (three) calendar months following the date of such termination or, if such termination is the result of death or disability of the Grantee, 12 (twelve) calendar months from the date of such termination.

9.5	Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Grantee, or the appointment of a receiver or a provisional receiver for a Grantee over all of his assets, or any material part thereof, or upon making a general assignment for the benefit of his creditors, any outstanding Options issued in favor of such Grantee (whether vested or not) shall immediately expire and terminate and become null and void and shall entitle neither the Grantee nor the Grantee’s receiver, successors, creditors or assignees to any right in or towards the Company or any Affiliated Company in connection with the same, and all interests and rights of the Grantee or the Grantee’s receiver, successors, creditors or assignees in and to the same, shall expire.

10.	Rights as Shareholder, Voting Rights, Dividends and Bonus Shares

10.1	It is hereby clarified that a Grantee shall not, by virtue of this Plan, any applicable Sub-Plan or the applicable Option Agreement or any Option granted to the Grantee, have any of the rights of a shareholder with respect to the Shares underlying the Options, until the Options have been exercised and the Exercised Shares issued in the Grantee’s name.

10.2	Prior to the closing of an IPO, the Board shall be entitled to require, as a condition to the exercise of any Option, that the Grantee (and the trustee, if there is a trustee who is the holder of the Exercised Shares) sign and deliver to such person as may be designated by the Board (the “Nominee”) an irrevocable proxy, in a form to be provided by the Company, appointing the Nominee as the sole person entitled to exercise the voting rights conferred by such shares. The Nominee shall not exercise the voting rights conferred by the Exercised Shares held by him or with respect to which the Nominee has been given an irrevocable proxy as aforesaid, in any way whatsoever, and shall not issue a proxy to any person or entity to vote such shares, unless otherwise instructed by the Board, and in accordance with such instructions. Unless instructed otherwise by the Board, the Nominee shall vote such Exercised Shares in a manner pro-rata to the votes of the other voting shares, such that the votes of the Exercised Shares shall not affect the end result of the vote. The Nominee shall be indemnified and held harmless by the Company, to the extent permitted by applicable law, against any cost or expense (including counsel fees) reasonably incurred by him/it, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of the aforesaid proxy unless arising out of such Nominee’s own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the Nominee(s) may have as a director or otherwise under the Company’s Articles, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

10.3	Notwithstanding anything to the contrary herein or in the Company’s Articles, none of the Grantees shall have (and they hereby waive the right to have), any pre-emptive rights to purchase, along with the other shareholders in the Company, a pro rata portion of any securities proposed to be offered by the Company prior to the offering thereof to any third party or any rights of first refusal to purchase any securities of the Company offered by the other shareholders of the Company.

10.4	Cash dividends paid or distributed, if any, with respect to the Exercised Shares shall be remitted directly to the Grantee who is entitled to the Exercised Shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof.

10.5	All bonus shares to be issued by the Company, if any, with regard to the Exercised Shares held by a trustee, if any, shall be registered in the name of such trustee and all provisions applying to such Exercised Shares, shall apply to the bonus shares issued by virtue thereof, mutatis mutandis.

11.	Liquidation

In the event that the Company is liquidated or dissolved while unexercised Options remain outstanding under the Plan, then all or part of such outstanding Options may be exercised in full by the Grantees as of immediately prior to the effective date of such liquidation or dissolution of the Company, without regard to the vesting terms thereof.

12.	Adjustments

The number of Shares to which each outstanding Option is exercisable, together with those Shares otherwise reserved for the purposes of the Plan for Options not yet exercised as provided under Section 5 above, shall be proportionately adjusted for any increase or decrease in the number of Shares resulting from a stock split, reverse stock split, combination or reclassification of the Shares, as well as for any distribution of bonus shares. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.

All provisions applying to the Exercised Shares shall apply to all Shares received as a result of an adjustment as described above.

No adjustment shall be made by virtue of the distribution, if any, of any cash or similar dividend.

13.	No Interference

Neither the Plan nor any applicable Sub-Plan or Option Agreement shall affect, in any way, the rights or powers of the Company or its shareholders to make or to authorize any sale, transfer or change whatsoever in all or any part of the Company’s assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, shares (including preferred or prior preference shares ahead of or affecting the existing shares of the Company including the shares into which the Options granted hereunder are exercisable or the Exercised Shares or the rights thereof, etc.); or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Grantee to any right or remedy, including without limitation, any right of compensation for any dilution resulting from any issuance of any shares or of any other securities in the Company to any person or entity whatsoever.

14.	No Employment/Engagement/Continuance of Service Obligations

Nothing in the Plan, in any applicable Sub-Plan or Option Agreements, or in any Option granted hereunder shall be construed as guaranteeing the Grantee’s continuous employment, engagement or service with the Company or any Affiliated Company, and no obligation of the Company or any Affiliated Company as to the length of the Grantee’s employment, engagement or service shall be implied by the same. The Company and its Affiliated Companies reserve the right to terminate the employment, engagement or service of any Grantee pursuant to such Grantee’s terms of employment, engagement or service and any law.

15.	No Representation

The Company does not and shall not, through this Plan, any applicable Sub-Plan or the applicable Option Agreement, make any representation towards any Grantee with respect to the Company, its business, its value or either its shares in general or the Exercised Shares in particular.

Each Grantee, upon entering into the applicable Option Agreement, shall represent and warrant toward the Company that his/her consent to the grant of the Options issued in his/her favor and the exercise (if so exercised) thereof, neither is nor shall be made, in any respect, upon the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is and shall be made based only upon his/her examination and expectations of the Company, on an “as is” basis. Each Grantee shall waive any claim whatsoever of “non-conformity” of any kind, and any other cause of action or claim of any kind with respect to the Options and/or their underlying Shares.

16.	Tax Consequences

16.1	Any and all tax and/or other mandatory payment consequences arising from the grant or exercise of any Option, the payment for or the transfer of the Exercised Shares to the Grantee, or the sale of the Exercised Shares by the Grantee, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) (whether of the Company, any Affiliated Company, a trustee, if applicable, or the Grantee), shall be borne solely by the Grantee.

16.2	The Company, any Affiliated Company and a trustee, if applicable, may each withhold (including at source), deduct and/or set-off, from any payment made to the Grantee, the amount of the tax and/or other mandatory payment the withholding of which is required with respect to the Options and/or the Exercised Shares under any applicable Law. The Company or an Affiliated Company may require the Grantee, through payroll withholding, cash payment or otherwise, to make adequate provision for any such tax withholding obligations of the Company, Affiliated Company or a trustee, if applicable, arising in connection with the Options or the Exercised Shares. Without derogating from the aforesaid, each Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Grantee.

16.3	Furthermore, each Grantee shall indemnify the Company, any applicable Affiliated Company and a trustee, if applicable, or any one thereof, and hold them harmless from and against any and all liability in relation with any such tax and/or other mandatory payments or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Grantee.

17.	Non-Exclusivity of the Plan

The adoption by the Board of this Plan and any Sub-Plans shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements, or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation the grant of options for shares in the Company otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

18.	Currency Exchange Rates

Except as otherwise determined by the Board, all monetary values with respect to Options granted pursuant to this Plan, including without limitation the fair market value and the Exercise Price of each Option, shall be stated in United States Dollars. In the event that the Exercise Price is in fact to be paid in New Israeli Shekels, the conversion rate shall be the last known representative rate of the US Dollar to the New Israeli Shekels on the date of payment.

ANNEX A

Capitalized Terms used in the 2012 Share Option Plan, shall have the meanings set forth below:

1.1	“Affiliated Company” – means any present or future entity (a) which holds a controlling interest in the Company; (b) in which the Company holds a controlling interest; (c) in which a controlling interest is held by another entity, who also holds a controlling interest in the Company; or (d) which has been designated an “Affiliated Company” by resolution of the Board.

1.2	“Board” – means the Board of Directors of the Company.

1.3	“Cause” – as defined in Section 9.3 of the Plan.

1.4	“Company” – PolyPid Ltd.

1.5	“Companies Law” – the State of Israel’s Companies Law, 5759 – 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

1.6	“Date of Grant” – the date determined by the Board to be the effective date of the grant of Options to a Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options.

1.7	“Exercise Notice” - as defined in Section 7.5 of the Plan.

1.8	“Exercise Period” - as defined in Section 7.4 of the Plan.

1.9	“Exercise Price” - the price to be paid for the exercise of each Option.

1.10	“Exercised Shares” - the Shares that are issued upon the exercise of the Options.

1.11	“Expiration Date” - as defined in Section 7.3 of the Plan.

1.12	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i)	If the Shares are listed on any established stock exchange or a national market system, including without limitation the Tel -Aviv Stock Exchange, the NASDAQ National Market System or the NASDAQ SmallCap Market, the Fair Market Value shall be the last reported sale price for such Shares (or the highest closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in The Wall Street Journal, or such other source as the Board deems reliable;

(ii)	If the Shares are regularly quoted by one or more recognized securities dealers, but selling prices are not reported, the Fair Market Value shall be the mean between the highest bid and lowest asked prices for the Shares on the last market trading day prior to the day of determination; or

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

1.13	“Grantee” – a person or entity to whom Options are granted.

1.14	“IPO” – an initial public offering of securities of the Company in a recognized stock exchange market or the listing thereof on NASDAQ or another recognized automated quotation system.

1.15	“Law” – federal, state and/or foreign, laws, rules and/or regulations and/or rules, regulations, guidelines and/or requirements of any relevant securities and exchange and/or tax commission and/or authority and/or any relevant stock exchange or quotations systems.

1.16	“Mandatory Law” – provisions of Law, which may not be contrarily addressed or regulated by the determination and/or consent of the Company and/or other parties.

1.17	“Merger Transaction” - as defined in Section 7.4 of the Plan.

1.18	“Option(s)” - an option(s) granted within the framework of this Plan, each of which imparts the right to purchase one Share.

1.19	“Option Agreement” – with respect to any Grantee – a written option agreement or a written instrument, executed by and between the Company and the Grantee, which shall set forth the terms and conditions with respect to the Options.

1.20	“Plan” - this Company’s 2012 Israeli Share Option Plan, as may be amended from time to time as set forth herein.

1.21	“Service” – as defined in Section 7.2 of the Plan.

1.22	“Share(s)” – Ordinary Share(s) of the Company, par value of NIS 0.10 each, to which, subject to the provisions herein, are attached the rights specified in the Company’s Articles, as may be amended from time to time.

1.23	“Start Date” – as defined in Section 7.2 of the Plan.

1.24	“Sub-Plan” - any supplements or sub-plans to the Plan adopted by the Board, applicable to Grantees employed in a certain country or region or subject to the laws of a certain country or region, as deemed by the Board to be necessary or desirable to comply with the laws of such region or country, or to accommodate the tax policy or custom thereof, which, if and to the extent applicable to any particular Grantee, shall constitute an integral part of the Plan.

1.25	“Vested Option(s)” – that portion of the Options which the Grantee is entitled to exercise in accordance with the provisions of Section 7.2 of the Plan or, if inconsistent with the provisions of Section 7.2 of the Plan - the provisions of the Option Agreement of such Grantee.

POLYPID LTD. - 2012 SHARE OPTION PLAN

Sub-Plan for Grantees Subject to Israeli Taxation

This Sub-Plan (“Sub-Plan”) to the 2012 PolyPid Ltd. Share Option Plan (the “Plan”) is hereby established effective____________, 2012.

1.	Definitions

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1	“Affiliated Company,” for purposes of eligibility under the Sub-Plan shall have the meaning of the term in the Plan, provided however that any affiliated entity shall be an “employing company” within the meaning of such term in Section 102 of the Ordinance.

1.2	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

1.3	“Election” – the election by the Company, with respect to grant of 102 Trustee Options, of either one of the following tax tracks – “Capital Gains Tax Track” or “Ordinary Income Tax Track”, as provided in and in accordance with the Section 102.

1.4	“Employee” - a person who is employed by the Company or its Affiliated Company, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder, all as determined in Section 102 of the Ordinance.

1.5	“Fair Market Value” - solely for the purposes of 102 Trustee Options, if and to the extent Section 102 prescribes a specific mechanism for determining the Fair Market Value of the Exercised Shares, then notwithstanding the definition in the Plan, the Fair Market Value of 102 Trustee Options shall be as prescribed in Section 102, if applicable.

Without derogating from the definition of “Fair Market Value” enclosed in the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant of the Capital Gains Tax Track options, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

1.6	“ITA” - the Israeli Tax Authorities.

1.7	“102 Non-Trustee Option” – an Option granted not through a Trustee in accordance with and pursuant to Section 102.

1.8	“3(i) Option” – an Option granted pursuant to Section 3(i) of the Ordinance.

1.9	“Ordinance” - the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.10	“Restricted Period” – as defined in Section 4.3 hereinbelow.

1.11	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.12	“Trustee” - the trustee designated or replaced by the Company and/or applicable Affiliated Company for the purposes of the Plan and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

1.13	“102 Trustee Option” – an Option granted through a Trustee in accordance with and pursuant to Section 102.

2.	General

2.1	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Options granted to Grantees, the grant of Options to whom (or the exercise thereof by whom) are subject to taxation by the Israeli Income Tax (“Israeli Grantees”), in order that such Options may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Options granted to Israeli Grantees.

2.3	Options may be granted under this Sub-Plan in one of the following tax tracks, at the Company’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Grantees to each of the following tax tracks, based on their capacity and relationship towards the Company:

(i)	102 Trustee Options - in such tax track as determined in accordance with the Election; or

(ii)	102 Non-Trustee Options; or

(iii)	3(i) Options.

For avoidance of doubt, the designation Options to any of the above tax tracks shall be subject to the terms and conditions set forth in Section 102.

2.3(a)

The Company’s Election of the type of 102 Trustee Options as Capital Gain Tax Track or Ordinary Income Tax Track granted to Employees, shall be appropriately filed with the ITA before the Date of Grant of an 102 Trustee Option. Such Election shall become effective beginning the first Date of Grant of an 102 Trustee Option under this Plan and shall remain in effect until the end of the year following the year during which the Company first granted 102 Trustee Options. The Election shall obligate the Company to grant only the type of 102 Trustee Option it has elected, and shall apply to all Israeli Grantees who were granted 102 Trustee Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Options simultaneously.

3.	Administration

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with applicable Mandatory Law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following:

(a)	the determination of the specific tax track (as described in Section 2.3 and 2.3(a) above) in which the Options are to be issued.

(b)	the Election;

(c)	the appointment of the Trustee;

(d)	the adoption of forms of Option Agreements to be applied with respect to Israeli Grantees (the “Israeli Option Agreement”), incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Israeli Option Agreements.

4.	102 Trustee Options

4.1	Grant in the Name of Trustee:

Notwithstanding anything to the contrary in the Plan, 102 Trustee Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant thereto and all rights attached thereto (including bonus shares), issued to, the Trustee, and all shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee. In the case the requirements of Section 102 for 102 Trustee Options are not met, than the 102 Trustee Options may be regarded as 102 Non-Trustee Option, all in accordance with the provisions of Section 102. Notwithstanding anything to the contrary in the Plan, the Date of Grant of a 102 Trustee Option shall be the date determined by the Board to be the effective date of the grant of the 102 Trustee Options to an Israeli Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options, which in the case of 102 Trustee Options shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the relevant Israeli Tax Authorities.

4.2	The persons eligible for participation in the Israeli Sub Plan as Israeli Grantees shall include any Employees and/or Non-Employees of the Company or of any Affiliated Company; provided, however, that (i) Employees may only be granted 102 Trustee Options; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Options.

4.3	The Company may designate Options granted to Employees pursuant to Section 102 as 102 Non-Trustee Options or 102 Trustee Options.

4.4	The grant of 102 Trustee Options shall be made under this Sub Plan adopted by the Board, and shall be conditioned upon the approval of this Sub Plan by the ITA.

4.5	102 Trustee Options may either be classified as Capital Gain Tax Track Options or Ordinary Income Tax Track Options.

4.6	No 102 Trustee Options may be granted under this Sub Plan to any eligible Employee, unless and until, the Company’s Election, is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of a 102 Trustee Options under this Sub Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted 102 Trustee Options. The Election shall obligate the Company to grant only the type of 102 Trustee Options it has elected, and shall apply to all Israeli Grantees who were granted 102 Trustee Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Options simultaneously.

4.7	All 102 Trustee Options must be held in trust by a Trustee.

4.8	For the avoidance of doubt, the designation of 102 Non-Trustee Options and 102 Trustee Options shall be subject to the terms and conditions set forth in Section 102.

4.9	Exercise of Vested 102 Trustee Options:

Unless other procedures shall be determined from time to time by the Board and notified to the Israeli Grantees, the mechanism of exercising vested 102 Trustee Options shall be in accordance with the provisions of the Plan and of the Israeli Sub Plan, except that any notice of exercise of 102 Trustee Options shall be made in such form and method in compliance with the provisions of Section 102 and shall also be delivered in copy to the authorized representative of the Affiliated Company with which the Israeli Grantee is employed and/or engaged, if applicable, and to the Trustee.

4.10	Restrictions on Transfer:

(a)	102 Trustee Options and the Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares), shall be held by the Trustee for such period of time as required by the provisions of Section 102 applicable to Options granted through a Trustee in the applicable tax track, as per the Election (the “Restricted Period”).

(b)	Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Grantee shall provide the Company and the Trustee with a written undertaking and confirmation under which the Israeli Grantee confirms that he/she is aware of the provisions of Section 102 and the Elected tax track and agrees to the provisions of the Trust Note between the Company and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Options, and the Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Grantee shall not be entitled to sell or release from trust the 102 Trustee Options, nor the Exercised Shares issued pursuant to the exercise thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Grantee.

(c)	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Trustee shall not release, by sale or transfer, the Exercised Shares issued pursuant to the exercise of the 102 Trustee Options, and all rights attached thereto (including bonus shares) to the Israeli Grantee, or to any third party to whom the Israeli Grantee wishes to sell the Exercised Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company and the Trustee. For the removal of doubt, it is clarified that the Trustee may release by sale or transfer to a third party only Exercised Shares (and not Options).

4.11	Rights as Stockholder:

Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to Exercised Shares issued pursuant to the exercise of 102 Trustee Options, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such shares.

Notwithstanding, the Trustee shall not exercise the voting rights conferred by such Exercised Shares in any way whatsoever, and shall not issue a proxy to any person or entity to vote such shares (other than to the applicable Israeli Grantee, subject to and in accordance with the provisions of Section 102). Notwithstanding, the Company shall be entitled at its sole discretion, and not required, to distribute dividends directly to the Trustee and the Trustee shall make reasonable efforts to remit the amount of cash dividends to the Israeli Grantees who is entitled to the Exercised Shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, applicable laws and the withholding thereof.

4.12	Bonus Shares:

All bonus shares to be issued by the Company, if any, with regard to Exercised Shares issued pursuant to the exercise of 102 Trustee Options, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such Exercised Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the Exercised Shares by virtue of which they were issued.

4.13	Voting:

Without derogating from the provisions of Section 10.2 of the Plan, with respect to Exercised Shares of 102 Trustee Options, such Exercised Shares shall be voted in accordance with the provisions of Section 102.

4.14.	Conditions of Issuance:

Without derogating from the provisions of Section 7.6 of the Plan, and in addition thereto, the arrangements with the ITA referred to therein shall, in the event of 102 Trustee Options also need to be satisfactory to the Trustee.

5.	102 Non-Trustee Options

5.1	102 Non-Trustee Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant to the exercise thereof, issued to, the Israeli Grantee.

5.2	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Exercised Shares issued pursuant to the exercise of the 102 Non-Trustee Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the ITA or of another arrangement regarding such payment, which is satisfactory to the Company.

5.3	An Israeli Grantee to whom 102 Non-Trustee Options are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Exercised Shares to be issued upon the exercise of his/her outstanding 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

6.	3(i) Options

6.1	3(i) Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant thereto issued to, the Israeli Grantee.

6.2	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable law, the Exercised Shares issued pursuant to the exercise of the 3(i) Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

6.3	The Company may require, as a condition to the grant of the 3(i) Options, that an Israeli Grantee to whom 3(i) Options are to be granted, provide a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Exercised Shares to be issued upon the exercise of his/her outstanding 3(i) Options.

7.	Tax Consequences

Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant or exercise of Options, the payment for or the transfer or sale of Exercised Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) whether of the Company, an Affiliated Company, the Trustee or the Israeli Grantee, including without limitation any non-compliance of the Israeli Grantee with the provisions hereof, shall be borne solely by the Israeli Grantee. The Company, any applicable Affiliated Company, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Grantee, the amount of the taxes and/or other mandatory payments the of which is required with respect to the Options and/or Exercised Shares. Furthermore, each Israeli Grantee shall indemnify the Company, the applicable Affiliated Company and the Trustee, or any one thereof, and to hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Grantee.

Without derogating from the aforesaid, each Israeli Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Israeli Grantee.

Without derogating from the foregoing, it is hereby clarified that the Israeli Grantee shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Options and/or the Exercised Shares issued pursuant to the exercise thereof are not held for the entire Restricted Period, all as provided in Section 102.

The Company and or when applicable the Trustee shall not be required to release any Share Certificate to an Israeli Grantee until all required payments have been fully made.

8.	Currency Exchange Rates

Except as otherwise determined by the Board, all monetary values with respect to Options granted pursuant to this Sub-Plan, including without limitation the Fair Market Value and the Exercise Price of each Option, shall be stated in United States Dollars. In the event that the Exercise Price is in fact to be paid in New Israeli Shekels, at the sole discretion of the Board, the conversion rate shall be the last known representative rate of the US Dollar to the New Israeli Shekels on the date of payment.

9.	Subordination to the Ordinance

9.1	It is clarified that the grant of the 102 Trustee Options hereunder is subject to the approval by the ITA of the Plan, this Sub-Plan and the Trustee, in accordance with Section 102.

9.2	Any provisions of the Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which is not expressly specified in the Plan or in the applicable Option Agreement, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, shall be deemed incorporated into this Sub-Plan and binding upon the Company, and applicable Affiliated Company and the Israeli Grantee.

9.3	With regards to 102 Trustee Option, the provisions of the Plan and/or this Sub-Plan and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of this Sub-Plan and of the Option Agreement.

9.4	The Options, the Plan, this Sub-Plan and any applicable Option Agreements are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

9.5	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Sub Plan or the Option Agreement, shall be considered binding upon the Company and the Israeli Grantees.

POLYPID LTD. 2012 SHARE OPTION PLAN

Sub-Plan for U.S. Persons

1.	Purpose of the Sub-Plan

This Sub-Plan (the “Sub-Plan”) is part of the 2012 Share Option Plan of PolyPid Ltd. (the “Plan”) and is adopted by the Board pursuant to Section 1.24 of Annex A of the Plan. All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Sub-Plan governs grants of Options to United States employees, officers, consultants, and other service providers.

2.	Provisions of the Sub-Plan

The provisions of this Sub-Plan shall supersede and govern in the case of inconsistency between the provisions of this Sub-Plan and the provisions of the Plan; provided, however, that this Sub-Plan shall not be construed to grant to any Grantee rights not consistent with the terms of the Plan, unless specifically provided herein.

3.	Shares Available for Allocation; Other Board Limitations

Notwithstanding the provisions of Section 5 of the Plan, the Company’s shareholders have approved a total of One Million One Hundred Ninety-Five Thousand (1,195,000) Shares, subject to adjustments as set forth in Section 12 of the Plan, for grant pursuant to this Sub-Plan as ISOs (as defined below). Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Sub-Plan as permitted by applicable law.

Notwithstanding Section 3.2 or 3.3 of the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for grant pursuant to this Sub-Plan as ISOs, except by operation of the provisions of Section 12 of the Plan; (b) change the class of persons eligible to receive grants pursuant to this Sub-Plan; or (c) extend the date on which ISOs can be granted pursuant to this Sub-Plan beyond the tenth (10th) anniversary of the earlier of the date the Board adopts this Sub-Plan or the date of shareholder approval described in the preceding paragraph.

4.	Eligibility

The individuals who shall be eligible to receive Options under the Plan that are subject to the provisions of this Sub-Plan shall be employees, directors, and other individuals and entities who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”) and who render services to the management, operation or development of the Company or an Affiliated Company and who have contributed or may be expected to contribute materially to the success of the Company or an Affiliated Company.

5.	Terms and Conditions of Options

(a)	In General. Every Option granted to a U.S. Person shall be evidenced by an Option Agreement in such form as the Board shall approve from time to time, specifying the number of Shares, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option (“ISO”) or a nonqualified stock option (“NSO”), and such other terms and conditions as the Board shall approve, and containing or incorporating by reference the terms and conditions set forth in this Sub-Plan. The Plan and this Sub-Plan shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of United States Internal Revenue Code of 1986, as amended (the “Code”).

(b)	Limitations Relating to ISOs.

(i)	ISOs shall not be granted to any person who is not an employee of the Company or an affiliate satisfying the requirements of Code Sections 424(e) or 424(f) (generally, a corporation in the group with respect to which there is at least fifty percent (50%) voting power) (for purposes of this Sub-Plan, an “ISO Corporation”).

(ii)	The special United States federal tax rules applicable to ISOs are not available to an ISO that is exercised at any time later than three (3) months following termination of employment with an ISO Corporation. Accordingly, such an Option (if otherwise exercisable) shall be treated as an NSO upon exercise, rather than an ISO, for United States tax purposes.

(iii)	Notwithstanding Section 7.3 of the Plan, no ISO granted to a Grantee who owns (directly or under the attribution rules of Code Section 424(d)) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Corporation shall expire later than five (5) years from its date of grant.

(iv)	Method of Exercise. Unless otherwise provided in the applicable Option Agreement, an ISO may be exercised only using any of the following methods:

(A)	In cash or by check, payable to the order of the Company;

(B)	By payment in cash or by check, payable to the order of the Company, of the par value of the Shares to be acquired and by payment of the balance of the exercise price in whole or in part by delivery of the Grantee’s recourse promissory note, in a form specified by the Board and to the extent consistent with applicable law, secured by the Shares acquired upon exercise of the Option and such other security as the Board may require;

(C)	By (1) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (2) delivery by the Grantee to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(D)	By delivery (either by actual delivery or attestation) of Shares owned by the Grantee valued at their Fair Market Value, provided (1) the method of payment is then permitted under applicable law, (2) the Shares, if acquired directly from the Company, was owned by the Grantee for a minimum period of time, if any, as may be established by the Board in its sole discretion, and (3) the Shares is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements; or

(E)	By any combination of the above permitted forms of payment.

In no event shall the “net exercise” method be used to exercise an ISO.

(v)	Notice of ISO Stock Disposition. The Grantee must notify the Company promptly in the event that the Grantee sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second (2nd) anniversary of the date of grant of the ISO or (ii) the first (1st) anniversary of the date the shares were issued upon his exercise of the ISO.

(d)	Exercise Price. The exercise price of each Option shall be as specified by the Board in its discretion; provided, however, that the price shall be at least 100 percent (100%) of the Fair Market Value of the Shares on the date on which the Board grants the Option (or such later date as the Board shall specify), which shall be considered the date of grant of the Option for purposes of fixing the price; and provided, further, that the price with respect to an ISO granted to a Grantee who at the time of grant owns (directly or under the attribution rules of Code Section 424(d)) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Corporation shall be at least 110 percent (110%) of the Fair Market Value of the Shares on the date of grant of the ISO.

(e)	Effect of Cessation of Employment or Service Relationship. The Board shall determine in its discretion and specify in each applicable Option Agreement the effect, if any, of the termination of the Grantee’s employment with or performance of services for the Company or any Affiliated Company on the exercisability of the Option.

(f)	No Rights as Stockholder. A Grantee shall have no rights as a stockholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate to him or her for the Shares. No adjustment shall be made for dividends or other rights for which the record date is earlier than the date the stock certificate is issued, other than as required or permitted by the Plan.

For the avoidance of doubt, the provisions of Section 10.2 of the Plan shall apply to any Shares issued pursuant to the exercise of an Option.

(g)	Certain Adjustments Prohibited. Notwithstanding any provision in Sections 3.2.5, 7.4.2 or 12 of the Plan, no adjustment shall be made to the terms or conditions of an Option under the terms of the Plan unless the adjustment would not otherwise cause adverse tax consequences to the Grantee under Code Section 409A or result in the loss of ISO status under Code Section 424 (without the Grantee’s consent).

6.	Requirements of Law

(a)	The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option if the issuance of such Shares will result in a violation by the Grantee or the Company of any provisions of any law, statute or regulation of any governmental authority. Specifically, in connection with the Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option, the Company will not be required to issue Shares unless the Board has received evidence satisfactory to it to the effect that the holder of the Option will not transfer such shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required. Any determination in this connection by the Board shall be conclusive. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)	All other provisions of this Sub-Plan and the Plan notwithstanding, this Sub-Plan and the Plan shall be administered and construed so as to avoid any person who receives an Option Grant incurring any adverse tax consequences under Code Section 409A. The Board shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Code Section 409A.

7.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Grantee by reason of the exercise of an Option, and as a condition to the receipt of any Option the Grantee shall agree that if the amount payable to him or her by the Company or any Affiliated Company employing the Grantee in the ordinary course is insufficient to pay such taxes, then the Grantee shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.

Annex B

5.	AUTHORIZED SHARE CAPITAL.

(a)	The share capital of the Company shall consist of 107,800,000 Ordinary Shares, of no nominal value each (the “Ordinary Shares”).

(b)	The Ordinary Shares shall rank pari passu in all respects.

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Annex C

Exclusive Forum

62.	Exclusive Forum.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this exclusive forum provision. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the United States Securities Exchange Act of 1934, as amended.

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